UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ADAMS FOURTH HOLDINGS, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Illinois

    Date of organization
    January 13, 2020

Physical address of issuer
322 EAST ADAMS STREET, SPRINGFIELD, IL 62701

Website of issuer
WWW.THEPUBLICMARKET.BIZ

Name of intermediary through which the Offering will be conducted
NVSTED

CIK number of intermediary
0001700730

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SEC file number of intermediary
007-00111

CRD number, if applicable, of intermediary
288930

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC.

Type of security offered
LLC/Membership Interests

Target number of Securities to be offered
10,000

Price (or method for determining price)
$100.00

Target offering amount
$600,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☑ Pro-rata basis
☐ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 30, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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September 1, 2020

FORM C

Up to $1,070,000.00

ADAMS FOURTH HOLDINGS, LLC



LLC/Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by ADAMS FOURTH HOLDINGS, LLC, a Illinois Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in LLC/Membership Interests of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $600,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through NVSTED (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

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	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$600,000.00	$30,000.00	$570,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at WWW.THEPUBLICMARKET.BIZ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is October 2, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

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(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

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DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

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Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C/A. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery,

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that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

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The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: WWW.THEPUBLICMARKET.BIZ

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

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SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

ADAMS FOURTH HOLDINGS, LLC (the "Company") is a Illinois Limited Liability Company, formed on January 13, 2020. The Company is currently also conducting business under the name of PUBLIC MARKET, INC..

The Company is located at 322 EAST ADAMS STREET, SPRINGFIELD, IL 62701.

The Company's website is WWW.THEPUBLICMARKET.BIZ.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Property

Property name	Address	Property type
ADAMS FOURTH	322 EAST ADAMS STREET SPRINGFIELD, IL 62701	MULTI-LEVEL, MIXED USE COMMERCIAL PROPERTY

The Offering

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Minimum amount of LLC/Membership Interests being offered	6,000
Total LLC/Membership Interests outstanding after Offering (if minimum amount reached)	66,000
Maximum amount of LLC/Membership Interests	100,000
Total LLC/Membership Interests outstanding after Offering (if maximum amount reached)	100,000
Purchase price per Security	$100.00
Minimum investment amount per investor	$500.00
Offering deadline	April 30, 2021
Use of proceeds	See the description of the use of proceeds on page 37 hereof.
Voting Rights	See the description of the voting rights on pages 46/47 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on building and outfitting the facility rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December, 2021 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, business operations, development activities and establish the bars and kitchens.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Illinois on January 13, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our

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proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or marketing programs or product launches, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our Beer Garden, Wine Bar, Event Space and Food Hall is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies locally and regionally. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize their services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients or subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, or basic ingredient.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in our operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

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Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

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The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing,maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future

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results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to continue to maintain good relationships with our employees, our operating costs could significantly increase and our operational flexibility could be significantly reduced.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for travel and have also resulted in increased safety and security costs for us and the hospitality industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the hospitality industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and our industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the

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frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Anthony V Caccomo and David G Lee who are Senior Officers of the Managing Members, of the Company. The Company may enter into employment agreements with Anthony V Caccomo and David G Lee although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Anthony V Caccomo and David G Lee or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
The following suppliers will provided the following listed services, inputs or raw materials.

Supplier or Description: Beer, Wine, Liquor, Food

Service: Many Suppliers

% of such service: 100.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could

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change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from

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other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We have not prepared any audited financial statements. We have not had any operations to this point.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S. and the State of Illinois

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We are subject to governmental regulations affecting our bars, kitchens and tasting rooms.
Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our bars, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms and kitchens are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The wine/craft beer/spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of wine/craft beer/spirits products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

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Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding food products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients.Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We may be contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from

us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer may diminish, which could diminish the value of our business.
We hope to become an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Pandemics or similar national, state or regional disasters can adversely affect the ability of the food and beverage industry to stay open, serve clients indoors or permit social interaction without rules and regulations that may be set outside of our control.
this could adversely affect our ability to conduct business.

We may not receive all of the CF funds from investors, or all of the Reg D funds from investors, nor any of the TIF funds from the City of Springfield.
Failure to receive all of the funds necessary may delay or limit the ability of the Development to complete the project as proposed.

Failure to access all of the projected funds may limit the completion of the project and cause the income projection to not meet the necessary thresholds.

The Tax Increment Financing grant--which is reviewed by the City's Economic and Community Development Commission and approved by the City of Springfield City Council.
The TIF application requires documentation of project costs and demonstration of financial capacity by the developer, along with other relevant materials. City staff review the application

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and make a recommendation of award based on TIF-eligible expenses as established in 65 ILSCS 5 (The TIF Act), the estimated future property taxes, and the identified financial gap of the project. City policy is that no award shall be above thirty percent (30%) of the total project costs. Funds will be distributed over the remaining life of the TIF district, which expires in 2028. Depending on the final redevelopment agreement approved by City Council, funds may also be limited to the incremental increase in property taxes generated at the project location.

There are many criteria to be followed --including documentation and certification of expenses, use of prevailing wages, regulation bidding processes etc.

Furthermore, the need for the TIF funds is critical to the successful completion of this project, and the lack of these funds may make the project unable to be completed."

Short-term debt funding may be required to bridge the gaps between the equity placements and the competition schedules, and those funds may not be available, or not sufficient to complete certain parts of the project in a timely manner, and delay the opening beyond estimated completions.

Risks Related to the Securities

The LLC/Membership Interests will not be freely tradable until one year from the initial purchase date. Although the LLC/Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the LLC/Membership Interests. Because the LLC/Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the LLC/Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the LLC/Membership Interests may also adversely affect the price that you might be able to obtain for the LLC/Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

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There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Managing Partners and/or Hub Ventures, Limited, or other contractors who have done or will perform certain improvements.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

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Insufficient Distributions for Tax Purposes

If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management

Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Illinois law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

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Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 1 material properties, each described below.

Description of the Property

The ADAMS FOURTH was acquired on 2020-07-01 and the following material improvements have been made since that time:
MINIMAL

Property Manager

The Company self manages the property.

Property Revenue

RENTAL FROM MULTIPLE FOOD VENDORS, SPECIAL EVENTS AND WHOLLY-OWNED 3 BARS

Property Condition

THE PROPERTY REQUIRES MAJOR IMPROVEMENTS, ADDITIONS AND UPGRADES OF HVAC, ELECTRICAL AND PLUMBING ADDING A BEER GARDEN AND A ROOF TOP BAR, AND 3 DECKS

THE PROPERTY WILL ALSO REQUIRE CITY OF SPRINGFIELD BUILDING PERMITS, CITY OF SPRINGFIELD LIQUOR LICENSE AND SANGAMON COUNTY HEALTH DEPARTMENT APPROVAL FOR RESTAURANTS

Competition

HIGHLY ACTIVE NEARBY FOOD AND LIQUOR BUSINESSES

Financing

ADAMS FOURTH IS ELIGIBLE FOR, AND APPLYING FOR TIF GRANTS FROM THE CITY OF SPRINGFIELD AND ENERGY IMPROVEMENT UPGRADE GRANTS FROM AMEREN ILLINOIS, A UTILITY COMPANY

Tenants

The current occupancy rate of the property is VACANT. The average dollar amount of monthly rent revenue for ADAMS FOURTH for the past year is $0.00
ADAMS FOURTH is dependent on major tenants as set forth in the table below:

Name or description of tenant	% of ADAMS FOURTH revenue	% of Company revenue
PUBLIC MARKET, INC--a wholly owned subsidiary	$75.00%	$75.00%

Regulation

ADAMS FOURTH is subject to the following regulations

Government agency	Type of approval	Application Date
City of Springfield	Building Permits, Liquor License and TIF Grants	July 31, 2020
Sangamon County Health Department	Restaurant License	June 1, 2021

Strict compliance with building and zoning issues is required, and strict adherence to Liquor License regulations is required. Compliance with all Health Department Regulations for restaurants

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Costs of compliance to all city and county regulations for restaurants and bars are minor, but essential to the success of Adams Fourth Holdings, LLC and its wholly-owned subsidiary-- Public Market, Inc.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in ADAMS FOURTH and the percentage owned:

Name	% owned
HUB VENTURES, LIMITED	66.67%

Other Property Information

Business Plan

ADAMS FOURTH HOLDINGS, LLC AND PUBLIC MARKET, INC. 1) The Executive Summary Adams Fourth Holdings, LLC, and its wholly owned subsidiary Public Market, Inc., will become the first rooftop bar in Springfield, IL and one of the most unique business models for the food and beverage industry in the country. Combining 6 separate kitchens and menus, along with 3 outstanding Bars, and some light retail and large event space for rentals will give the Public Market a distinct advantage in utilization of space and sources of revenue. By participating in the sale of all the food, and retaining the revenue from all the liquor and retail sales, Adams Fourth/Public Market is expected to generate significant revenue while being anchored by an extremely well located and solidly built real estate property. In addition, Adams Fourth has the unique advantage of being financed all with capital and grants, including crowdfunding--which will allow for virtually no debt, but a large number of local investor/owners—who will be incentivized to spend some of the returns back in the building 2) The Business/Industry Overview The Food and Beverage Industry has been decimated by the effects of the Covid-19 Virus in 2020. Many small, medium, and large restaurants have closed or will be affected by the lengthy closure. New options, new programs and new ideas will emerge from this year and drive the industry forward. We believe that the Public Market with its equity structure, diversification of offerings, the appeal of the Rooftop bar and event spaces will give the Public Market a distinct market advantage in a competitive marketplace. 3) Market Analysis The primary market for our food, beverage and small retail operation will be local business and state workers, tourists to the area. Springfield, IL is the State Capital of Illinois, the 5th largest state in the USA. There are more than 12 million people in the state, all of whom have legislative connections to the State Capitol Building which is less than 800 feet from our location! The Public Market sits at the intersection of Adams and Fourth Street, the center of the Springfield downtown Farmers Market which is open from May to October every Wednesday and Saturday morning. Many people attend the farmers market as a social gathering place. We are also adjacent to the Kidzeum, a popular Children's attraction in Sangamon County. Springfield, IL is a very popular tourist attraction, hosting more than 1 million visitors in normal years. The downtown area features the Lincoln Library and Museum, the Lincoln Law Office and the Old

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State Capitol where he served—all within easy walking distance of our site. The Lincoln Family Burial Tomb is located a short distance away. In addition, a popular Frank Lloyd Wright designed home—The Dana Thomas House—is popular and also located close by. We will be appealing to business groups seeking to have small meetings for lunch or dinner, as well as some special events for larger groups. A large part of the marketing will be the Crowdfunding campaign itself—with 1,000 or more individual or business investors in the CF campaign, and another 100-200 more in the Reg D offering. As part of the marketing for the Crowdfunding campaign, we are reaching out to more than 100 Associations that office in Springfield, the majority of which are less than 1 mile from our site. These associations range from professional, business, philanthropic and government entities—all of whom may choose to be small owners in a unique facility like ours. In addition, there are hundreds and hundreds of thousands of their members who come to Springfield occasionally—and we consider all of them potential investors/users. 4) Competitive Analysis All food and beverage locations in Springfield and close in locations are considered competitors, however the uniqueness of our facility will draw many to the location that would not have come here otherwise. Sadly, due to the Covid-19 pandemic, there have been a handful of competing businesses forced into closure or retirement. However, that creates opportunities for us to serve those downtown needs. Once again having 1,000 or more direct small investors, and 100 or more larger investors—will solidify the "ownership" feeling many people like to have with this kind of operation. We will be specializing in Illinois Wines and Craft beers and offer to do special tastings or food pairing with the 200 or more wineries or breweries throughout the state on weekends. This alone may bring outside foodies, wine or beer lovers and tourists to this unique downtown location. The Rooftop Bar will be the first in the Springfield area, and the first in central Illinois and the Beer Garden will only be the second in this market. 5) Sales and Marketing Plan Our primary marketing is to bring in 1,000 or more investors, to build up a built in client base for one of the most innovative and unique food, beverage, and meeting places in all of central Illinois. Both traditional and digital marketing, including a strong social media presence, will be used to market the overall project, as well as individual components. Our location, multiple bars, entertainment section in the beer garden, and the sheer appeal of a rooftop bar will be the top draw for a downtown food and beverage facility. One of the more unique marketing projects will be the "MARKETBUCKS", credits placed on a special debit card for all investors, allowing them to spend a portion of their annual return in the building for food, beverage or retail products. This will enhance the experience for all investors, and give another reason to bring themselves, friends, or family to enjoy "their place". 6) Ownership and Management Plan Adams Fourth Holdings, LLC (AFH) is The Parent Company and owner of the building, all the major pieces of equipment and the wholly owned subsidiary, Public Market, Inc. All the food vendors will be able to start up with little capital required, and a low base rent, however, AFH will enjoy sharing a significant part of the upside sales in percentage rent. All the liquor sales, through all 3 bars and in any special events, will be operated by our subsidiary, Public Market, which is also the brand name of the building. All the profit from liquor sales, and all the profit from retail product sales, flow upwards to AFH as rental income. The co-Managing Partners of Adams Fourth Holdings are New Heartland Ventures, LTD (Tony Caccomo, Matt Leidlein, and Vichhay Mauth) and Sangamo Ventures Group, LLC (David Lee). Hub Ventures, LTD, is the Development Team, a group of 8 individuals who participated in the acquisition, marketing, promotion, capitalization, and development of this project that will also have an ownership shares in Adams Fourth Holdings, LLC. 7) Operating Plan The Public Market is located at 322 East Adams Street, Springfield, IL 62701, at the intersection of Adams and Fourth Street, the epicenter of Springfield's music, arts and entertainment area. We have purchased a 15,000

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square foot building and are adding another 5,000 square feet of enclosed beer garden and rooftop bars, as well as 4 new decks for additional seating. We are fully outfitting 6 kitchens and 3 bars and adding a 2-story cold storage facility to serve our restaurants, particularly those purchasing farm products from the market outside our doors. Each food vendor will be responsible for staffing their own direct kitchen space. We expect to be fully staffed with bar employees, marketing associates and event center managers on a year-round basis. We expect to feature special events for our wine and beer tastings, "celebrity" chefs and winery/brewery owners to hold tastings and food pairings, catering to the needs of the more than 100 associations who have an office in Springfield to work with the State government's Executive, legislative and Judicial branches. 8) Financial Plan We have a detailed plan for the financing of the project, including the early capital contributions and loans from the Development team and the Managing Members, the Crowdfunding and Reg D Securities offerings, and to the assistance of the City of Springfield "TIF". We are also eligible for select rebates from Ameren for the energy-efficient HVAC systems being installed. As a startup, there are no financial statements for any years prior to the initial date of our founding, which is January 2020. We have prepared detailed income and expense projections—which are attached as Exhibit A.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
NEW HEARTLAND VENTURES, LTD SANGAMO VENTURES GROUP, LLC	TONY CACCOMO, PRESIDENT, DAVID G LEE, PRESIDENT	4 1	$200,000.00 $125,000

Litigation

Intellectual Property
The Company is dependent on the following intellectual property:

None.

Other

The Company conducts business in Springfield, IL.
The Company has the following subsidiaries:

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Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
THE PUBLIC MARKET, INC.	C-Corporation	ILLINOIS	February 28, 2020	100.0%

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

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Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$30,000	5%	$53,000
Campaign marketing expenses or related reimbursement	4.00%	$24,000	5.61%	$60,000
Estimated Attorney Fees	.50%	$3,000	0.93%	$10,000
Estimated Accountant/Auditor Fees	0.50%	$3,000	0.47%	$5,000
General Marketing	2.00%	$12,000	1.87%	$20,000
Equipment Purchases	0.50%	$3,000	0.93%	$10,000
Purchase of Real Property	65.00%	$390,000	41.12%	$440,000
Future Wages	2.00%	$12,000	5.61%	$60,000
Accrued expenses of managers, officers, directors or employees	3.00%	$18,000	2.80%	$30,000
Repayment of Debt	0.00%	$0	2.80%	$30,000
General Working Capital	2.50%	$15,000	0.93%	$10,000
HARD CONSTRUCTION COSTS	15%	$90,000	32.24%	$345,000
Total	**100.00%**	**$600,000**	**100.00%**	**$1,070,000**

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The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. TIF GRANTS AND UTILITY GRANTS --$1,000,000 REG D OFFERING --UP TO $3,000,000

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: 1-Costs of construction and equipment for the bars and restaurants 2-The ability of the City of Springfield to actually fund the eligible $1,000,000 in TIF Grants 3--The Ameren Energy Rebates being available and funded for the energy improvements .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David G Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing Member, 2020

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Regional Sales Account Manager for Medical Equipment Supplier & Real estate entrepreneur

Education

Bachelor of Arts in Business Administration, Concentration in Finance, Marketing and Management, Augustana College, Rock Island, IL

Name

Anthony V Caccomo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing Member, 2020

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Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President and CEO of New Heartland Ventures, LTD - Start date, February 2017-Present Over 40 years in real estate development, finance, management, marketing, brokerage and acquisitions

Education

Bachelor of Science, Transportation, Niagara University, Lewiston, New York Formerly held real estate broker's licenses in New York and Illinois

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in Illinois, USA.

The Company has the following employment/labor agreements in place:

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Employee	Description	Effective Date	Termination Date
ANTHONY V. CACCOMO/NEW HEARTLAND VENTURES, LTD	Consulting Agreement	January 1, 2020	December 31, 2021
DAVID G.LEE/SANGAMO VENTURES GROUP, LLC	Consulting Agreement	January 1, 2020	December 31, 2021
VICHHAY MAUTH	Consulting Agreement	January 1, 2020	December 31, 2021
ERIC BROUGHTON/FRANCISCO SARAVIA/INTERACTIVE MEDIA	Consulting Agreement	January 1, 2020	December 31, 2021
KELLY SANNER	Architectural/Engineering Agreement /Construction Management	January 1, 2020	December 31, 2021
HUB VENTURES, LTD	Consulting Agreement	January 1, 2020	December 31, 2021

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

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Type of security	Class B Common Units
Amount outstanding	60,000
Voting Rights	Class B Common Units entitle the holders to one vote per Class B Common Unit on any and all matters upon which the Members have a right to vote under the Operating Agreement.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If the Managers of the Company determine to make a distribution to the members, then after Class A Preferred Units receive a Preferred Distribution of 6% per annum on the balance of the capital contributions used to purchase such Units, paid 50% in cash and 50% as a credit for goods and services at dining or other facilities operated by the Company, the Class B Common Units are entitled to receive a distribution equal to 6% per annum on the balance of capital contributions used to purchase such Units, paid 50% in cash and 50% as a credit for goods and services at dining or other facilities operated by the Company, which will be paid prior to the Company making any pro rata distributions to the Class A Preferred Units and Class B Common Units.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

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Type of debt	Notes
Name of creditor	Hub Ventures; Sangamo; New Heartland
Amount outstanding	$50,000.00
Interest rate and payment schedule	10% --PAYMENT AT MATURITY JANUARY, 2021
Amortization schedule	NONE
Describe any collateral or security	NONE
Maturity date	January 15, 2021
Other material terms	None.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

ADAMS FOURTH HOLDINGS, LLC is currently owned 16.66% by each of the Managing Members (New Heartland Ventures, LTD. and Sangamo Ventures Group, LLC) and 66.67% by the Development Team, known as HUB VENTURES, LIMITED.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Percentage Owned Prior to Offering**
HUB VENTURES, LIMITED	66.67%

Following the Offering, the Purchasers will own 9.09% of the Company if the Minimum Amount is raised and 10.07% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

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Operations

We are a pre-revenue company and our primary expenses consist of the following: COSTS OF THE CONTRACT FOR DEED AND ACQUISITION EXPENSES AND FEES. We do not anticipate generating revenue until Q2 2021

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: 1--COMPLETE THE ACQUISITION OF THE BUILDING 2-BEGIN THE RECONSTRUCTION AND RENOVATION OF THE PROPERTY 3-ESTABLISH THE 3 BARS AND 6 RESTAURANT OPERATIONS

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $83 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: 1-City of Springfield TIF Grants--not yet approved 2-Ameren Illinois Energy Grants--not yet applied or approved 3-Capital and Loans from Hub Ventures, Limited--the Development Team Partners--all paid and funded to date

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: Renovation and development of an empty building into 6 restaurants and 3 bars--and adding approximately 6,000 Square feet to the property

A REGULATION D CAPITAL OFFERING FOR $4,000,000 LESS THE AMOUNT RAISED IN CONNECTION WITH THIS REG CF OFFERING.

Contract for deed to acquire the property within 9 months

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

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THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 10,700 of LLC/Membership Interests for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $600,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Intermediary will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

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The Offering is being made through NVSTED, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have 60,000 membership interests outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Membership Interests." The Company's manager entity determines when and how distributions are made. The Class A Preferred Units are entitled to a preferred return. The preferred return on the Class A Preferred Units equals 6% per annum as a percentage of the balance of the Capital Contributions of the respective Class A Members. Fifty percent of the preferred return paid to Class A Members is payable as a credit to an account maintained by the Company of behalf of such Members, which credits may be used by the Class A Members for purchases at dining or other facilities operated by the Company. After the preferred return is paid to the Class A Members, Class B may receive a distribution equal to 6% per annum as a percentage on the balance of each Class B Member's Capital Contributions. Fifty percent of such distribution is also payable as a credit to an account maintained by the Company on behalf of the respective Class B Members, which credits may be used by the Class B Members for purchases at dining or other facilities operated by the Company. After the foregoing distributions are made, if there is additional distributable cash, the Company shall distribute 60% of the balance to the Class B members, pro rata in accordance with their percentage ownership of the Class B Common Units and 40% of the balance to the Class A Preferred Units, pro rata in accordance with their percentage ownership of the Class A Preferred Units. The Company will not be required to make special minimum tax distributions to holders of Membership Interests, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Capital Contributions

The holders of Membership Interests are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Membership Interests will not be able to transfer their Membership Interests without the approval of the Company. All transfers of Membership Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: VOTE ON SALE ONLY

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the LLC/Membership Interests.

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Rewards Benefits and Discounts at the Property

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are noted United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

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Related Person/Entity	INITIAL INVESTORS
Relationship to the Company	MEMBERS
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	10% INTEREST ONLY
Benefits or compensation received by Company	NONE
Description of the transaction	SHORT TERM LOANS

Property, Goods or Services

Related Person/Entity	ERIC BROUGHTON
Relationship to the Company	SHAREHOLDER OF HUB VENTURES, LTD
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	$10,000
Benefits or compensation received by Company	ALL THE NON-CASH ASSETS OF A NEARBY BAR/CAFE
Description of the transaction	PURCHASE OF THE ASSETS OF THE INCUBATOR BAR/CAFE FROM INCUBATOR VENTURES

Rent

Related Person/Entity	THE INCUBATOR BAR/CAFE
Relationship to the Company	SHAREHOLDER OF HUB VENTURES, LTD
Total amount of money involved	$2,000.00
Benefits or compensation received by related person	$2,000 RENT
Benefits or compensation received by Company	USE OF FACILITY FOR 3 MONTHS
Description of the transaction	RENT

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Intellectual Property

Related Person/Entity	KELLY SANNER, Architect
Relationship to the Company	SHAREHOLDER OF HUB VENTURES, LTD
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	FEES
Benefits or compensation received by Company	ARCHITECTURE, ENGINEERING SERVICES AND CONSTRUCTION MANAGEMENT
Description of the transaction	ARCHITECTURE/ENGINEERING & CONSTRUCTION MANAGEMENT

Related Person/Entity	VICHHAY MAUTH
Relationship to the Company	PARTNER IN NEW HEARTLAND VENTURES LTD
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	$5,000 FROM NEW HEARTLAND VENTURES, LTD
Benefits or compensation received by Company	FOOD HALL CONSULTING SERVICES
Description of the transaction	FOOD HALL CONSULTING SERVICES

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Related Person/Entity	NEW HEARTLAND VENTURES, LTD., ANTHONY CACCOMO, VICHHAY MAUTH, MATT LEIDLEIN
Relationship to the Company	CO-MANAGING MEMBER
Total amount of money involved	$200,000.00
Benefits or compensation received by related person	FEES AND UNITS
Benefits or compensation received by Company	REAL ESTATE DEVELOPMENT, MARKETING, FINANCING, ACQUISITION, CONSTRUCTION AND GENERAL CONTRACTING FEES
Description of the transaction	REAL ESTATE DEVELOPMENT, MARKETING, FINANCING, ACQUISITION, CONSTRUCTION AND GENERAL CONTRACTING FEES

Related Person/Entity	SANGAMO VENTURES GROUP, LLC, DAVID LEE
Relationship to the Company	CO-MANAGING MEMBER
Total amount of money involved	$125,000.00
Benefits or compensation received by related person	FEES AND UNITS
Benefits or compensation received by Company	REAL ESTATE DEVELOPMENT, MARKETING, FINANCING, ACQUISITION, CONSTRUCTION AND GENERAL CONTRACTING FEES
Description of the transaction	REAL ESTATE DEVELOPMENT, MARKETING, FINANCING, ACQUISITION, CONSTRUCTION AND GENERAL CONTRACTING FEES

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Related Person/Entity	INTERACTIVE MEDIA
Relationship to the Company	ERIC BROUGHTON AND FRANCISCO SARAVIA, SHAREHOLDERS OF HUB VENTURES, LTD
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	FEES AND UNITS
Benefits or compensation received by Company	WEBSITE AND SOCIAL MEDIA SET UP, DIGITAL AND TRADITIONAL MARKETING, LOCAL AND REGIONAL PR
Description of the transaction	WEBSITE AND SOCIAL MEDIA SET UP, DIGITAL AND TRADITIONAL MARKETING, LOCAL AND REGIONAL PR

Future Transactions
Conflicts of Interest

Except for the Related Party Transactions, to the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

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SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anthony V Caccomo
(Signature)

Anthony V Caccomo
(Name)

PRESIDENT,NEW HEARTLAND VENTURES, LTD Managing Member
(Title)

October 10, 2020
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/David G Lee
(Signature)

David G Lee
(Name)

PRESIDENT, SANGAMO VENTURES GROUP, LLC, Managing Member
(Title)

October 10, 2020
(Date)

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/s/Anthony V Caccomo
_____
(Signature)

Anthony V Caccomo
_____
(Name)

PRESIDENT, NEW HEARTLAND
VENTURES, LTD. Managing Member
_____
(Title)

October 10, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

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EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

ADAMS FOURTH HOLDINGS, LLC

(Illinois limited liability company)

Unaudited Financial Statements

As of January 13, 2020 (inception) through August 31, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 24, 2020

To: Board of Managers, Adams Fourth Holdings, LLC

Re: 2020 (inception) Financial Statement Review
        Adams Fourth Holdings, LLC

We have reviewed the accompanying financial statements of Adams Fourth Holdings, LLC (the "Company"), which comprise the balance sheet as of January 13, 2020, and the related statements of income, owners' equity/deficit and cash flows from the inception through August 31, 2020, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

ADAMS FOURTH HOLDINGS, LLC
BALANCE SHEET
As of August 31, 2020
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS

Current assets:		
Cash and cash equivalents	$	83
Total current assets		83
Building and equipment		431,005
Capitalized development costs		52,000
Total Assets	$	483,088

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:		
Current liabilities:		
Accounts payable	$	7,000
Property tax payable		13,920
Contract for deed payable		390,000
Developer fee payable		11,850
Investor loans		34,250
Total current liabilities		457,020
TOTAL LIABILITIES		457,020
Members Capital:		
Class A – Member capital		0
Class B – Member capital		57,500
Accumulated deficit		(31,432)
Total Members' Capital		26,068
Total Liabilities and Members' Capital	$	483,088


ADAMS FOURTH HOLDINGS, LLC
STATEMENT OF OPERATIONS
For the inception period from January 12, 2020 through August 31, 2020
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses:		
General and administrative		5,332
Professional fees		17,800
Rent		2,300
Sales and marketing		6,000
Total operating expenses		31,432
Operating income		(31,432)
Net income	$	(31,432)

ADAMS FOURTH HOLDINGS, LLC
STATEMENT OF MEMBERS' EQUITY
For the inception period from January 12, 2020 through August 31, 2020
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Class A - Members' Capital	Class B – Members' Capital	Retained Earnings/ (Deficit)	Total Members' Capital
Balance as of inception (January 12, 2020)	$ 0	$ 0	$ 0	$ 0
Unit issuance		57,500		57,500
Period net income (loss)			(31,432)	(31,432)
Balance as of August 31, 2020	**$ 0**	**$ 57,500**	**$ (31,432)**	**$ 26,068**

ADAMS FOURTH HOLDINGS, LLC
STATEMENT OF CASH FLOWS
For the inception period from January 12, 2020 through August 31, 2020
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Cash flows from operating activities		
Net income	$	(31,432)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accounts payable		7,000
Increase (decrease) in property tax payable		5,568
Net cash used in operating activities		(18,864)
Cash flows from investing activities		
Downpayment on building acquisition		(29,403)
Developer fees paid		(43,400)
Net cash used in investing activities		(72,803)
Cash flows from financing activities		
Proceeds from capital contributions		57,500
Proceeds from investor loans		34,250
Net cash provided by financing activities		91,750
Net change in cash and cash equivalents		83
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	83
Supplemental disclosure of cash flow information		
Cash paid for interest	$	0
Cash paid for income taxes		0

ADAMS FOURTH HOLDINGS LLC
NOTES TO FINANCIAL STATEMENTS
As of January 13, 2020
See accompanying Accountant's Review Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Adams Fourth Holdings, LLC (which may be referred to as the "Company," "we," "us," or "our") is a limited liability company organized in Illinois. The Company was formed to acquire and develop a mixed used property in Springfield, Illinois.

The Company incorporated on January 13, 2020.

Since Inception, the Company has relied on funds received from its founders to fund its operations. As of August 31, 2020, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and other syndication efforts. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included. The Company will report its results as of December 31 aside from this inception period financial statement.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of August 31, 2020, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of August 31, 2020, the Company had $83 of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed

to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of January 13, 2020, the Company had no outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years once the asset is placed in service.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of August 31, 2020, the Company had acquired the following fixed assets:

	Amount as of August 31, 2020	Notes
Building - 322 E Adams Street	400,000	Purchase price
Closing Costs	31,005	Broker's fee, closing costs
Equipment	10,000	Acquisition of assets from Incubator Ventures Inc.
Capitalized Development Costs	52,000	Fees accrued to the Company's developer
Total	**483,005**	

Income Taxes

The Company is a limited liability company. However, the Company made a duly filed election to be treated as a corporation under the Internal Revenue Code.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Starting with inception, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606"). ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company will earn revenue through the development, rental, license and operation of the Company's underlying real estate asset.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company will be treated as a corporation for US and state income tax purposes. The deadline for filing a tax return has not yet been reached for the Company. Once filed, the tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY AND DEBT

Membership Interest
The Company has established 40,000 units of Class A Preferred Units and 60,000 units of Class B Common Units.

Class A Preferred Units are non-voting, except that holders of Class A Preferred Units are required to vote on any amendment to the Operating Agreement of the Company that is disproportionately adverse to the holders of Class A Preferred Units relative to other classes of Units or where an amendment is disproportionately adverse to a holder of Class A Preferred Units relative to the rights of other holders of the same Units.

Class B Common Units entitle the holders to one vote per Class B Common Unit on any and all matters upon which the Members have a right to vote under the Operating Agreement.

Contract for Deed
The Company purchased the primary asset at 322 East Adams Street, Springfield, IL 62701 for $400,000 (not including closing costs) on a contract for deed with full equitable interest. The Company remitted $10,000 (not including closing costs) and owes the remaining $390,000 in February 2021.

Investor Loans
In addition to acquiring Class B Common Units, founding investors in the Company have also tenders funds treated as loans payable by the Company. The Company intends to raise up to $50,000 in loans payable, bearing interest at 10 percent per annum, from founders.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on January 13, 2020 and is in the process of beginning operations. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 8) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has engaged in a number of related-party transactions. The Company has received loans of up to $50,000 from Class A Common Unitholders. The Company acquired restaurant equipment from a Class A Common Unitholder for $10,000 and is renting space from the same unitholder for $2,000 for three months. The chief architect of the Company's property, contracted services for fees of approximately $150,000, is a Class A Common Unitholder. The developers receiving fees for the development of the property as well as marketing vendors are also Class A Common Unitholders.

As these transactions are with related parties to the Company, there is no guarantee that the terms, prices and conditions of these transactions are commensurate with arm's length transactions.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer up to $1,070,000 in a securities offering exempt from registration under Regulation CF. The securities offering intends to offer a minimum of $600,000 and is anticipated to be listed with Nvested. The Regulation CF offering will tender up to 10,700 Class A Preferred Units in the offering. The Company also intends to offer Class A Preferred Units in a securities offering exempt from registration under Regulation D. The number of Class A Preferred Units in the Regulation D offering will be equal to 40,000 units less the number of Preferred Units sold in the Regulation CF offering.

Subsidiary Formation
During 2020, the Company formed an operating entity, Public Market LLC to be wholly owned by the Company. This subsidiary is designed to operate the retail portion of the Company's mixed-use development efforts.

Management's Evaluation
Management has evaluated subsequent events through September 24, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.